

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Todd Sanders
Chief Executive Officer
Spirits Capital Corporation
100 Bayview Circle, Suite 4100
Newport Beach, CA 92660

> **Re: Spirits Capital Corporation**
> **Draft Offering Statement on Form 1-A**
> **Submitted September 8, 2022**
> **CIK No. 0001881767**

Dear Todd Sanders:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A

General

1. Please clarify whether you intend to register a class of securities under Section 12 of the Exchange Act concurrently with this offering and, if so, revise throughout so that your disclosure regarding plans to register a class of securities under Section 12 is consistent.

2. You state in the offering circular and on your website that you intend to sponsor "securitized tokens" and "securitizations" and on your website that you are offering "asset-backed investment" and an "asset-backed token." Please clarify in the offering circular what you mean by "securitized" and "securitizations." Please also confirm that you do not intend to offer in a Regulation A offering "asset-backed securities" as defined

in Item 1101(c) of Regulation AB. Refer to Rule 261(c) of Regulation A.

3. Please provide your legal analysis as to whether the Security Tokens are securities under Section 2(a)(1) of the Securities Act. Additionally, regarding Sprits Whiskey Tokens, Inc.'s platform and your Security Tokens and any other "securitized tokens" you plan to create, hold, or offer, please revise your disclosure as follows:

- Provide a detailed description of the policies and procedures that you and your subsidiaries use to determine whether any crypto assets that you hold or otherwise acquire are securities for purposes of the federal securities laws, or are likely to be deemed securities;
- Disclose that any determination you or your subsidiaries make is a risk-based judgment by the company and not a legal standard or determination binding on any regulatory body;
- Provide a separately captioned risk factor related to such processes and procedures, addressing the specific risks inherent in any policies and procedures for determining that any crypto assets are not securities; and
- Describe the potential regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities, such as whether the company could become subject to regulation under the Investment Company Act or as a broker dealer under the Securities Exchange Act.

4. Please disclose the material terms and characteristics of the Security Tokens and the characteristics of any other crypto assets you plan to create, the process by which any distributions have occurred or will be executed in compliance with the federal securities laws, and in your risk factors section, the risks associated with holding the tokens, such as any risks and challenges related to the storage or custody of the private keys, the threat of a cybersecurity breach and volatility in the value of the tokens. Disclose the blockchain on which the Security Tokens exist, whether, and, if so, how Security Token holders can engage in transactions with the Security Tokens, including a description of any transaction costs associated with the transfer of Security Tokens. Please disclose any redemption provisions and if so the mechanisms designed to satisfy demand for redemptions.

5. Please provide your analysis whether the Cask Investment Deeds are "securities" within the meaning of Section 2(a)(1) of the Securities Act. In your response, please tell us how the deeds are similar to or distinct from warehouse receipts. To the extent the deeds are securities, tell us how you will ensure that offers, sales, and transfers of deeds will comply with the federal securities laws.

6. Refer to the investor presentation on your website at https://ir.spiritscap.com/corporate-profile/investor-presentation/. Please file this presentation as an exhibit 13 to your offering statement. Additionally, please include on the cover page of the presentation the legends required by Rule 255(b).

Cautionary Statement Regarding Forward-Looking Statements, page 6

7.   Please remove references to Section 27A of the Securities Act and Section 21E of the Exchange Act as these safe harbors are not available.

Risk Factors
Risks related to our industry, page 18

8.   Please add risk factors describing the risks related to your industry and business operations, including, but not limited to, counter-party risks related to the purchase and sale of whiskey barrels, the risks related to volatility in the value of crypto assets, risks related to the operation of the platform, including dependence on the internet and other technologies, the potential of fraud and theft, risks related to custody of your whiskey barrels and crypto assets.

Business, page 22

9.   Please describe in detail the operations of Sprits Whiskey Tokens, Inc. and the platform that it operates, including the type of "investment opportunities" it offers via its platform, the fees it charges users of the platform, whether the platform supports third-party crypto assets or only the Security Tokens, whether the platform offers digital wallet services, the security and custody arrangements provided for users of the platform and the level of insurance that covers loss or theft of customer assets, and, in your risk factor section discuss the risk that you may be liable for a cybersecurity breach or fraud resulting in the loss of customer assets. Please disclose whether the platform runs on its own blockchain or whether it is dependent on another blockchain, and if so, the risks and challenges related to any reliance. Please also clarify how you generate revenues from the various aspects of your business. Similarly revise the offering circular summary.

10.   Please discuss the federal and state regulations applicable to your business.

11.   Please disclose material terms of the Cask Investment Deeds, including the maturity date of each deed, redemption provisions, and the rights and obligations as well as the risks related to the offering and ownership of the deeds. Discuss the nature of the "security interest" represented by the deeds, including whether the security interest is governed by the Uniform Commercial Code, the manner of perfecting the security interest, and how deed holders enforce the security interest in the event of loss or default. Also disclose your policies related to the purchase, sale, storage and valuation of the whiskey barrels. Similarly revise the offering circular summary.

12.   Please disclose the number of Cask Investment Deeds and Security Tokens that are outstanding as of the most recent practicable date.

Management's Discussion and Analysis, page 23

13.   Please describe your plan of operation for the twelve months following the

commencement of the offering and ensure your revised disclosure is consistent with the use of proceeds section. Refer to Item 9(c) of Part II to Form 1-A.

<u>Index to Exhibits, page II-2</u>

14.   Please file the form of Cask Investment Deed as an exhibit to your offering statement.

    Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3489 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Noble Freeman